UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER:001-33526

CUSIP NUMBER: 64079L204

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________

PART I - REGISTRANT INFORMATION

NEPTUNE WELLNESS SOLUTIONS INC.

_____________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________

Former Name if Applicable

100-545 Promenade du Centropolis

_____________________________________________________________________________________

Address of Principal Executive Office (Street and Number)

Laval, Quebec, Canada H7T 0A3

_____________________________________________________________________________________

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if Needed)

See Attachment A.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Raymond Silcock	450	687-2262
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company's results of operations for the fiscal quarter ended December 31, 2022 may be significantly different from the corresponding period for the last fiscal year, primarily due to the disposition of the Company's Canadian cannabis business which was completed on November 9, 2022. For the reasons specified in Part III - Narrative, no reasonable estimate of the results can be made.

NEPTUNE WELLNESS SOLUTIONS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 15, 2023	By:	/s/ Raymond Silcock
	Name:	Raymond Silcock
	Title:	Chief Financial Officer

ATTACHMENT A

EXPLANATORY NOTE:

This Form 12b-25: Notification of Late Filing (this “Form 12b-25”) is being filed by Neptune Wellness Solutions Inc. (the “Company”) to seek an extension of the filing deadline for its Quarterly Report on Form 10-Q for the three months ended December 31, 2022 (“Quarterly Report”) pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The due date for the filing of the Quarterly Report is February 14, 2023 (the “Filing Deadline”). Pursuant to the filing of this Form 12b-25, the due date for the filing of the Quarterly Report is being extended to February 21, 2023 (“Extended Filing Deadline”). The Company intends to file its Form 10-Q for the three months ended December 31, 2022 on or before the Extended Filing Deadline.

Part III – Narrative

The Company hereby confirms that it is unable to file the Quarterly Report by the Filing Deadline without unreasonable effort or expense. This is predominantly due to the compressed time period between the delayed filing of its Quarterly Report for the second quarter of Fiscal 2023 and the deadline for the Quarterly Report for the third quarter of Fiscal 2023 and the need to conduct additional impairment analysis on intangible assets relating to Sprout Foods, Inc. The Company has limited accounting and financial personnel and therefore requires additional time to compile and process the information necessary for the completion of the Form 10-Q. The Company has reported and will continue to report ineffective disclosure controls and procedures and internal controls over financial reporting as of December 31, 2022 in the Company’s Form 10-Q to be filed.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.